Mail Stop 6010


      September 1, 2005


Via U.S. Mail and Facsimile to (978) 475-8488

David B. Swank
Chief Financial Officer
Diomed Holdings, Inc.
1 Dundee Park
Andover, MA 01810


	Re:	Diomed Holdings, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed March 30, 2005
Forms 10-QSB for the periods ended March 31, and June 30, 2005
      File No. 001-31250


Dear Mr. Swank:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 6.  Management`s Discussion and Analysis of Financial
Condition
or Plan of Operation

Critical Accounting Policies

Valuation of Long-Lived and Intangible Assets, page 58

1. Please expand future filings to describe how you estimate cash flows and discount rates for impairment testing purposes. More specifically describe the nature and extent of subjective judgments and uncertainties associated with those estimates.
Item 8A Controls and Procedures, page 58

2. We see that your chief executive officer and your chief financial officer "have concluded the controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure is identified and communicated on a timely basis." Accordingly, it is unclear whether your certifying officers have concluded that disclosure controls and procedures are effective as provided in Item 307 to Regulation S-B. Please revise future filings to clearly state whether or not disclosure controls and procedures are effective.

Financial Statements, page F-1

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. We note that you sell lasers and single-use procedure kits for EVLT(r) and that you also provide physician training and practice development support. Tell us how your revenue practices consider the multiple element accounting requirements of EITF 00-21. If you believe that guidance is not applicable, please explain. To the extent applicable, future filings should clarify how you apply the guidance from the Abstract.

4. We see that your basic revenue policy is a reiteration of the four general criteria from SAB 104. Please expand future filings to more specifically identify how you apply those criteria in your specific circumstances. Please also expand future filings to separately state how you value and account for services revenues. Please show us how you intend to apply this comment.
5. Unless not significant, please expand to identify and describe post shipment obligations (training, software upgrades, installation, etc...), including disclosure about how those obligations are considered in your revenue practices. Also address customer acceptance provisions, as applicable. Show us how you intend to apply this comment.

6. Revise future filings to provide disclosures about warranties under FIN 45 or tell us why you believe those disclosures are not necessary.

Note 6. Debt, page F-14

d) Private Placement Equity and Debt Financing Entered into on
September 28, 2004, page F-16

7. Expand future filings to also disclose the effective of
interest
for this borrowing.   Please also disclose the effective rate for
any
future borrowings where that rate varies significantly from the stated rate. Refer to APB 21.

Note 8.  Stockholders` Equity, page F-17

8. 	We see grants of warrants with cashless exercise provisions.
In
future filings please make disclosure about the terms and mechanics of cashless exercise provisions associated with warrants and options.

Note 10.  Segment Reporting, page F-26

9. Please revise future filings to separately present revenues and long-lived assets attributed to the United States. That is, disaggregate the item "North America." Refer to paragraphs 38a and
38b to SFAS 131.
`

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review.    Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.


							Sincerely,



							Gary Todd
							Reviewing Accountant


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Mr. Nicholas K. Fortson
University Bancorp, Inc.
September 1, 2005
Page 4



David B. Swank
Diomed Holdings, Inc.
September 1, 2005
Page 4